Social Life Network, Inc.

3465 Gaylord Court, Suite A509

Englewood, Colorado 80113

Telephone (855) 933-3277

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D. C. 20549

Attn: Matthew Crispino

March 23, 2020

Re:	Social Life Network, Inc.
Schedule 14C – Preliminary Information Statement
Originally Filed on March 10, 2020
File No. 000-55961
Amendment Number 1 (filed on March 23, 2020)

Dear Sir or Madam:

Please find below our responses to the Commission’s March 18, 2020 Comment Letter regarding the above-referenced Preliminary Information Statement on Schedule 14C. Social Life Network, Inc. is referred to herein as the “Company”, “we”, or “us” or “our”.

Preliminary Note

As a matter of background, we understand that some of the Commission’s comments regarding the Company’s Preliminary Information Statement stem from MjLink’s Regulation A filing. In that regard, please be advised that with respect to our Regulation A Offering for our wholly owned subsidiary, MjLink, we have reexamined conducting a spinout of MjLink from its parent, Social Life Network, Inc., as well as a possible listing for MjLink on the NYSE American or NASDAQ. Based on this further examination, we have concluded that it is premature to undertake any of these actions and we have no present intention to do so. As such, in the A-1 Offering, all references and disclosure pertaining to the following, when filed, will be eliminated: (a) a spinout of MjLink from its parent, Social Life Network, Inc.; (b) filing a Form S-1 Registration Statement in connection with (a); (c) taking MjLink public on the NYSE or NASDAQ or any other exchange or quotation medium. Notwithstanding the foregoing, we have provided below our direct responses to the Commission’s comments

Preliminary Information Statement Filed March 10, 2020

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 12

Response to Comment 1

We have revised the beneficial ownership table to show the Class B shares held by Ken Tapp.

Action 1: Increase the Total Number of Authorized Common Stock, page 14

Response to Comment 2

We have disclosed in tabular format, the number of common stock shares that are issued and outstanding, the number of reserved shares and their specific purposes, and the number of authorized but unreserved shares after the authorized common stock share increase. In this regard, we reiterate that we have no present intention to conduct a spinout of MjLink from the Company or file an S-1 Registration Statement to register spinout shares of MjLink; as such, we have not included disclosure regarding the number of shares that will be issued and outstanding, will be reserved or authorized but unreserved, as such disclosure is now inapplicable.

Response to Comment 3

We have disclosed: (a) the amount of outstanding convertible debt; (b) the range of discounts from the market price that are used to determine conversion prices; and (c) whether or not there is a floor to the conversion price. Additionally, we have included a table showing the number of shares that could be issued upon conversion based upon our current stock price as of March 19, 2020 and a price 25% higher and lower than the March 19, 2020 price.

Action 2: Increase the Total Number of Shares of Authorized Preferred Stock, page 15

Response to Comment 4

We have disclosed that the purpose of increasing the total number of our Authorized Preferred Stock is to raise capital for our operations. We have also disclosed that we have no present plans or proposals to issue preferred stock.

Action 3: Effect a Reverse Stock Split, page 17

Response to Comment 5

We have disclosed that after the reverse stock split there will not be a proportional decrease in the twenty billion authorized shares (20,000,000,000); in connection therewith, we have disclosed the number of authorized shares that will be available for issuance if the reverse stock split is 1 for 5,000 or 1 for 25,000.

Executive Compensation, page 28

Response to Comment 6

We have updated the summary compensation table to include compensation for the fiscal year ended December 31, 2019.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment number 1.

Sincerely yours,

By:	/s/ Ken Tapp
Ken Tapp, Chief Executive Officer